EXHIBIT 3.1
FOURTH AMENDMENT TO ALLERGAN, INC. BYLAWS
The ALLERGAN, INC. BYLAWS (the “Bylaws”) are hereby amended as follows:
     1. Article III, Section 4 of the Bylaws is amended in its entirety as follows:
     SECTION 4. Resignations. Any director of the Corporation may resign at any time upon notice given in writing or by electronic transmission to the Board or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time be not specified, it shall take effect immediately upon receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
     2. Article III, Section 11 of the Bylaws is amended in its entirely as follows:
     SECTION 11. Action by Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if consent in writing or by electronic transmission is given thereto by all members of the Board or of such committee, as the case may be, and such consent, electronic transmission or transmissions are filed with the minutes of proceedings of the Board or of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
     3. The effective date of this Fourth Amendment shall be July 30, 2007.
     IN WITNESS WHEREOF, Allergan, Inc. hereby executes this Fourth Amendment on the 31st day of July, 2007.
ALLERGAN, INC.

By:	/s/ Matthew J. Maletta
Matthew J. Maletta
Vice President, Assistant General Counsel and Assistant Secretary